EXHIBIT 99.3

ZJK Industrial Co., Ltd. Reports Financial Results for First Half of Fiscal Year 2026

●	Revenues rose 36.6% year over year, mainly driven by higher average selling prices

●	AI infrastructure and liquid cooling continue to gain strategic importance, with large-volume customer orders secured subsequent to the first half of 2026

SHENZHEN, China, September 21, 2026 (GLOBE NEWSWIRE) -- ZJK Industrial Co., Ltd. (NASDAQ: ZJK) (“ZJK” or the “Company”), a high-tech precision parts and hardware manufacturer serving artificial intelligence (AI) infrastructure, consumer electronics, electric vehicles, aerospace, and other smart technologies, today announced its unaudited financial results for the six months ended June 30, 2026.

First Half of Fiscal Year 2026 Financial Highlights

●	Revenues were US$33.74 million for the first half of 2026, an increase of 36.60% from US$24.70 million for the same period of 2025.

●	Gross profit was US$14.29 million for the first half of 2026, an increase of 16.01% from US$12.32 million for the same period of 2025.

●	Net income was US$5.24 million for the first half of 2026, compared with US$5.84 million for the same period of 2025.

●	Basic and diluted earnings per share were US$0.08 for the first half of 2026, compared with US$0.10 for the same period of 2025.

●	Net cash provided by operating activities increased 28.75% year over year to US$3.19 million for the first half of 2026, while net cash provided by investing activities and financing activities increased 254.38% and 78.85%, respectively.

●	Cash and cash equivalents, restricted cash, and short-term investments amounted to US$23.16 million as of June 30, 2026, an increase of 24.37% from US$18.62 million as of December 31, 2025.

Mr. Ning Ding, chairman of the board of directors, chief executive officer and chief financial officer, commented, “We are pleased to report another period of strong revenue growth in the first half of 2026, reflecting our deeper participation in customer programs and the ongoing shift of our product portfolio toward more sophisticated, higher-value products with increased average selling prices. Notably, our revenues grew 36.60% year-over-year to US$33.74 million.

As newer and increasingly complex products move into larger-scale production, we have made the necessary investments in materials, labor, manufacturing processes and production capacity to support their ramp-up and meet increasingly stringent customer requirements. We will continue to advance automation and process optimization to enhance manufacturing efficiency, while investing in research and development to strengthen our technical capabilities and support the continued growth of our high-value precision component business.

On the demand side, AI infrastructure and liquid cooling are becoming increasingly important growth drivers for ZJK, as our strengths in precision manufacturing, product reliability and production consistency enable us to address the increasingly stringent requirements arising from the greater computing density and power consumption of AI systems. Subsequent to the first half of 2026, we secured large-volume purchase orders for AI infrastructure components from several major customers and have commenced deliveries, further demonstrating growing customer recognition of our capabilities across the product development and manufacturing lifecycle, from early-stage design collaboration and validation to engineering, mass production and quality control. Supported by ongoing deliveries under these orders and continued demand from AI and other advanced technology applications, we anticipate that strong growth momentum will continue through the second half of 2026.

We also continue to execute our global expansion strategy, including the development of our international customer base. We are investing in sales and marketing across North America, Singapore and Taiwan to broaden our market reach beyond mainland China.

We believe the rapid growth of AI computing infrastructure and adoption of liquid cooling, together with increasing precision requirements across other advanced smart technologies, will create substantial long-term opportunities for ZJK. We will continue to focus on innovation-driven development, operational efficiency, customer diversification and the expansion of our global footprint to enhance our capabilities to capture these opportunities, drive sustainable revenue and profit growth, and deepen ZJK’s strategic role in the global high-precision components supply chain.”

First Half of Fiscal Year 2026 Financial Results

Revenues

Revenues were US$33.74 million for the first half of 2026, an increase of 36.60% from US$24.70 million for the same period of 2025. This increase was mainly due to an increase of 35.29% in the average sales unit price for the six months ended June 30, 2026 compared to the same period of 2025.

Cost of Revenues

Cost of revenues was US$19.45 million for the first half of 2026, an increase of 57.08% from US$12.38 million for the same period of 2025. The increase was driven by higher material procurement prices coupled with increased material consumption from the expanded production scale of new products, and increased labor costs as more personnel were required and more complex manufacturing procedures were involved in the production of new products.

Gross Profit and Gross Profit Margin

Gross profit was US$14.29 million for the first half of 2026, an increase of 16.01% from US$12.32 million for the same period of 2025. This increase was mainly due to the increased average sales unit price of ZJK’s hardware products, partially offset by the decreased sales volume.

The gross profit margin was 42.35% for the first half of 2026, compared with 49.87% for the same period of 2025, mainly attributable to the increase in average unit cost of products. Despite an increase in average sales unit price of products, to remain competitive, such price growth was insufficient to fully offset the incremental manufacturing costs.

Total Operating Expenses

Total operating expenses were US$8.64 million for the first half of 2026, compared with US$6.46 million for the same period of 2025.

●	General and administrative expenses were US$4.11 million for the first half of 2026, an increase of 52.86% from US$2.69 million for the same period of 2025. This increase was primarily attributable to (i) an increase of US$0.63 million in share-based compensation expenses, (ii) an increase of US$0.16 million in salaries and benefits for administrative personnel due to an increase of employee headcounts resulting from ZJK’s business growth, (iii) an increase of US$0.12 million in depreciation and amortization expenses, and (iv) an increase of US$0.40 million in other miscellaneous expenses due to business expansion.

●	Selling and marketing expenses were US$4.24 million for the first half of 2026, an increase of 19.33% from US$3.56 million for the same period of 2025. This increase was primarily due to (i) an increase of US$0.31 million in sales commissions resulting from business expansion into markets such as North America, Singapore, and Taiwan, China, (ii) an increase of US$0.10 million in salaries and benefits for sales and marketing personnel due to higher headcounts to support ZJK’s business expansion, and (iii) an increase of US$0.18 million in freight costs for sale of products, reflecting expanded overseas shipping demands.

●	Research and development expenses were US$0.28 million for the first half of 2026, an increase of 32.28% from US$0.21 million for the same period of 2025. This increase was primarily attributable to salaries and benefits for an increased number of research and development personnel resulting from business growth.

Income from Operations

Income from operations was US$5.66 million for the first half of 2026, compared with US$5.86 million for the same period of 2025.

Other Income, Net

Other income, net was US$1.37 million for the first half of 2026, compared with US$1.91 million for the same period of 2025, primarily due to a decrease in foreign exchange gains.

Net Income

Net income was US$5.24 million for the first half of 2026, compared with US$5.84 million for the same period of 2025.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share were both US$0.08 for the first half of 2026, compared with US$0.10 for the same period of 2025.

Financial Condition

As of June 30, 2026, the Company had cash and cash equivalents, restricted cash and short-term investments of US$23.16 million, an increase of 24.37% from US$18.62 million as of December 31, 2025.

About ZJK Industrial Co., Ltd.
ZJK Industrial Co., Ltd. is a high-tech precision parts and hardware manufacturer serving artificial intelligence (AI) infrastructure, consumer electronics, electric vehicles, aerospace, and other smart technologies. With over 15 years in the precision metal parts manufacturing industry, the Company maintains a skilled professional team, a series of highly automated and precision manufacturing equipment, a stable and diversified customer base, and comprehensive quality management systems. ZJK mainly offers standard screws, precision screws and nuts, high-strength bolts and nuts, turning parts, stamping parts and Computer Numerical Control (CNC) machining parts, CNC milling parts, high precision structural components, Surface Mounting Technology (SMT) for miniature parts packaging, and technology service for research and development from a professional engineering team. For more information, please visit the Company’s website at https://ir.zjk-industrial.com/.

Forward-Looking Statements
Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties (including, but not limited to, uncertainties of whether contract value of our purchase orders will be fully realized) and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “propose” or other similar expressions in this announcement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the U.S. Securities and Exchange Commission.

For more information, please contact:
ZJK Industrial Co., Ltd.
Phone: +86-755-28341175
Email: ir@zjk-industrial.com

The Blueshirt Group Asia
Feifei Shen
Phone: +86-134-66566136
Email: feifei@blueshirtgroup.co

ZJK Industrial Co., Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for numbers of shares data)

	As of
	December 31, 2025	June 30, 2026
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	14,350,959	16,543,610
Restricted cash	2,037,041	4,484,487
Short-term investments	2,234,078	2,132,706
Accounts receivable, net	15,974,676	15,644,701
Accounts receivable-due from a related party	11,227,799	8,498,381
Inventories, net	12,143,316	14,245,898
Prepaid expenses and other current assets, net	964,194	4,379,431
Other receivables-due from related parties	598,467	3,713
Total current assets	59,530,530	65,932,927

Non-current assets
Property, plant and equipment, net	12,271,875	13,098,045
Intangible assets, net	97,433	144,361
Operating lease right-of-use assets	3,574,775	3,309,694
Long-term investment	3,706,080	1,786,703
Deferred tax assets, net	—	95,926
Other non-current assets	347,569	630,674
Total non-current assets	19,997,732	19,065,403

TOTAL ASSETS	79,528,262	84,998,330

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	18,233,194	15,369,397
Notes payable	3,803,926	3,781,226
Income tax payable	3,431,262	3,906,101
Accrued expenses and other current liabilities	3,583,457	3,650,004
Other payables-due to related parties	2,322,224	2,659,954
Operating lease liabilities, current	726,152	726,186
Total current liabilities	32,100,215	30,092,868

Non-current liabilities
Operating lease liabilities, non-current	2,876,209	2,592,046
Deferred tax liabilities	957,610	658,971
Total non-current liabilities	3,833,819	3,251,017

TOTAL LIABILITIES	35,934,034	33,343,885

Commitments and contingencies (Note 15)

Shareholders’ equity
Ordinary share ($0.000016666667 par value, 3,000,000,000 and nil shares authorized, 63,822,249 and nil shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively*)	1,063	—
Class A Ordinary shares ($0.000016666667 par value, nil and 2,991,000,000 shares authorized, nil and 55,322,249 shares issued and outstanding as of December 31 and June 30, 2026, respectively**)	—	921
Class B Ordinary shares ($0.000016666667 par value, nil and 9,000,000 shares authorized, nil and 9,000,000 shares issued and outstanding as of December 31 and June 30, 2026 , respectively**)	—	150
Additional paid-in capital	8,977,814	10,372,982
Statutory surplus reserves	2,662,115	2,662,115
Retained earnings	32,132,905	37,378,247
Accumulated other comprehensive (loss)/income	(304,868)	1,004,477
Total ZJK Industrial Co., Ltd. shareholders’ equity	43,469,029	51,418,892
Non-controlling interests	125,199	235,553
Total shareholders’ equity	43,594,228	51,654,445

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	79,528,262	84,998,330

* The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on March 28, 2023, the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively.

 ZJK Industrial Co., Ltd.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In U.S. dollars, except for the number of shares data)

	For the six months ended June 30,
	2025	2026
	(Unaudited)
Revenues
Third-party sales	15,153,800	24,389,206
Related-party sales	9,549,460	9,355,383
Total revenues	24,703,260	33,744,589
Cost of revenues
Third-party sales	(5,653,621)	(11,837,351)
Related-party sales	(6,730,162)	(7,615,072)
Total cost of revenues	(12,383,783)	(19,452,423)
Gross profit	12,319,477	14,292,166

Operating expenses
Selling and marketing expenses	(3,555,816)	(4,243,018)
General and administrative expenses	(2,690,131)	(4,112,062)
Research and development costs	(212,193)	(280,698)
Total operating expenses	(6,458,140)	(8,635,778)

Income from operations	5,861,337	5,656,388

Other income, net
Interest expenses	(6,291)	—
Interest income	149,496	166,458
Share of profits from equity method investment	1,431,032	1,475,335
Currency exchange gain/(loss)	149,352	(399,575)
Other income, net	186,949	131,697
Total other income, net	1,910,538	1,373,915

Income before income tax provision	7,771,875	7,030,303
Income tax provision	(1,931,362)	(1,789,902)
Net income	5,840,513	5,240,401
Less: net loss attributable to non-controlling interests	(10,569)	(4,941)
Net income attributable to ZJK Industrial Co., Ltd.’s shareholders	5,851,082	5,245,342

Other comprehensive (loss)/income
Foreign currency translation adjustment attributable to parent company	559,787	1,309,345
Foreign currency translation adjustment attributable to non-controlling interests	717	(876)
Total comprehensive income	6,401,017	6,548,870
Comprehensive income/(loss) attributable to non-controlling interests	(9,852)	(5,817)
Comprehensive income attributable to ZJK Industrial Co., Ltd.’s shareholders	6,410,869	6,554,687

Earnings per share*
Basic	0.10	0.08
Diluted	0.10	0.08

Weighted average shares used in calculating earnings per share*
Basic	61,490,641	64,283,575
Diluted	61,510,641	64,283,575

 * The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on March 28, 2023 and the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively.

ZJK Industrial Co., Ltd.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for the number of shares data)

	For the six months ended June 30,
	2025	2026
	(Unaudited)
Cash flows from operating activities:
Net income	5,840,513	5,240,401
Adjustments to reconcile net income to net cash provided by operating activities:
Reversal for credit loss	(64)	—
Depreciation of property, plant and equipment	333,037	725,762
Amortization of intangible assets	11,769	20,345
Amortization of operating lease right-of-use assets	213,488	369,495
Amortization of finance lease right-of-use assets	38,495	—
Provision for inventories	552,180	438,681
Share of profits from equity method investment	(1,431,032)	(1,475,335)
Provisions/(Benefits) for deferred income tax	131,411	(419,145)
Share-based compensation	676,625	1,395,176
Loss on operating lease early termination	—	853
Changes in operating assets and liabilities:
Accounts receivable	(1,601,880)	329,975
Accounts receivable-due from a related party	1,254,624	2,729,418
Inventories	(2,620,454)	(2,541,263)
Prepaid expenses and other current assets	(274,981)	(1,672,525)
Other receivables-due from related parties	(355,145)	582,305
Accounts payable	(3,037,042)	(2,981,256)
Notes payable	754,083	(22,700)
Income tax payable	1,150,797	474,839
Accrued expenses and other current liabilities	681,688	66,547
Other payables-due to related parties	380,049	322,050
Operating lease liabilities	(217,245)	(389,396)
Net cash provided by operating activities	2,480,916	3,194,227

Cash flows from investing activities:
Purchase of property, plant and equipment	(873,418)	(1,305,650)
Purchase of intangible assets	(28,410)	(63,792)
Net proceeds from short-term investment	288,453	101,372
Purchase of construction in progress	(483,781)	(41,464)
Dividends received from long-term equity investment	1,354,377	1,742,712
Loans to related parties	(310,510)	—
Collection of loans to related parties	179,036	12,449
Net cash provided by investing activities	125,747	445,627

Cash flows from financing activities:
Proceeds from short-term bank borrowings	1,382,017	—
Repayments of short-term bank borrowings	(1,317,062)	—
Contribution from non-controlling shareholders	—	116,171
Net cash provided by financing activities	64,955	116,171

Effect of exchange rate changes	211,903	884,072

Net change in cash, cash equivalents and restricted cash	2,883,521	4,640,097

Cash, cash equivalents and restricted cash at the beginning of period	13,052,455	16,388,000
Cash, cash equivalents and restricted cash at the end of period	15,935,976	21,028,097

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the unaudited Condensed Consolidated Balance Sheets that sum to the total of the same amounts shown in the unaudited Condensed Consolidated Statements of Cash Flows:
Cash and cash equivalents	14,450,968	16,543,610
Restricted cash	1,485,008	4,484,487
Total cash and cash equivalents and restricted cash shown in the unaudited Condensed Consolidated Statements of Cash Flows	15,935,976	21,028,097

Supplemental disclosure of cash flow information:
Income tax paid	781,335	1,839,031
Interest expenses paid	6,064	—

Supplemental disclosures of non-cash activities:
Obtaining operating right-of-use assets in exchange for operating lease liabilities	—	21,361
Acquiring property, plant and equipment transferred from construction in progress	284,456	155,923
Acquiring property, plant and equipment in exchange for accounts payable	719,921	117,459